Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed
Charges and Preferred Stock Dividends
	Year Ended December 31,
	2012	2011	2010	2009	2008
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$1,170	$309	$730	$(410)	$1,598
Add (Deduct)
Fixed Charges	288	207	148	136	109
Capitalized Interest	(151)	(132)	(67)	(45)	(33)
Distributed Income From Equity Investees	204	225	139	92	221
Earnings as Defined	$1,511	$609	$950	$(227)	$1,895

Net Interest Expense	125	65	72	84	69
Capitalized Interest	151	132	67	45	33
Interest Portion of Rental Expense	12	10	9	7	7
Fixed Charges as Defined	$288	$207	$148	$136	$109

Ratio of Earnings to Fixed Charges (1)	5.2	2.9	6.4	—	17.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$(363)	$—

(1)
The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during the periods.